UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORGENESIS INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

68619K105
(CUSIP Number)

copy to:
Bernard Pinsky
Clark Wilson LLP
900-885 West Georgia Street
Vancouver, BC Canada V6C 3H1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 68619K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
4Forcells SPRL
IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

4Forcells SPRL is a company incorporated under the laws of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

4,441,288 shares of common stock [1]
	8	SHARED VOTING POWER

Nil
	9	SOLE DISPOSITIVE POWER

4,441,288 shares of common stock [1]
	10	SHARED DISPOSITIVE POWER

Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,441,288 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5% based on 98,372,289 shares of common stock issued and outstanding as of March 5, 2015
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1 Mr Jean-Paul Prieels, Mr François Lesage and Mr Patrick Stragier exercise voting and dispositive power with respect to the shares of common stock that are beneficially owned by 4Forcells SPRL.

SCHEDULE 13D

CUSIP No. 68619K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JPP Consulting SPRL
IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

JPP Consulting SPRL is a company incorporated under the laws of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,766,753 shares of common stock [1]
	8	SHARED VOTING POWER

Nil
	9	SOLE DISPOSITIVE POWER

1,766,753 shares of common stock [1]
	10	SHARED DISPOSITIVE POWER

Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,766,753 shares of common stock [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

N/A [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% based on 98,372,289 shares of common stock issued and outstanding as of March 5, 2015
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1 Mr Jean-Paul Prieels exercises voting and dispositive power with respect to the shares of common stock that are beneficially owned by JPP Consulting SPRL.

SCHEDULE 13D

CUSIP No. 68619K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Gabriel Investments SPRL
IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Gabriel Investments SPRL is a company incorporated under the laws of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

265,011 shares of common stock [1]
	8	SHARED VOTING POWER

Nil
	9	SOLE DISPOSITIVE POWER

265,011 shares of common stock [1]
	10	SHARED DISPOSITIVE POWER

Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

265,011 shares of common stock [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.27% based on 98,372,289 shares of common stock issued and outstanding as of March 5, 2015
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1Mr François Lesage exercises voting and dispositive power with respect to the shares of common stock that are beneficially owned by Gabriel Investments SPRL.

SCHEDULE 13D

CUSIP No. 68619K105

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Auxiliastra SPRL
IRS No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Auxiliastra SPRL is a company incorporated under the laws of Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

265,011 shares of common stock [1]
	8	SHARED VOTING POWER

Nil
	9	SOLE DISPOSITIVE POWER

265,011 shares of common stock [1]
	10	SHARED DISPOSITIVE POWER

Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

265,011 shares of common stock [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

N/A [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.27% based on 98,372,289 shares of common stock issued and outstanding as of March 5, 2015
14	TYPE OF REPORTING PERSON (See Instructions)

CO

1 Mr Patrick Stragier exercises voting and dispositive power with respect to the shares of common stock that are beneficially owned by Auxiliastra SPRL.

This Schedule 13D is being filed on behalf of 4Forcells SPRL, JPP Consulting SPRL, Gabriel Investments SPRL and Auxiliastra SPRL (collectively, the “Reporting Persons” or “Theodorus”) relating to the shares of common stock, par value $0.0001 of Orgenesis Inc., a corporation existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.0001 par value of the Issuer. The principal executive offices of the Issuer are located at 20271 Goldenrod Lane, Germantown, Maryland USA 20876.

Item 2. Identity and Background

(a)	4Forcells SPRL
(b)	The business address is Chemin du Gros Tienne, 61, 1380 Lasne, Belgium

(a)	JPP Consulting SPRL
(b)	The business address is Chemin du Gros Tienne, 61, 1380 Lasne, Belgium

(a)	Gabriel Investments SPRL
(b)	The business address is Rue des Combattants 127, 1310 La Hulpe, Belgium

(a)	Auxiliastra SPRL
(b)	The business address is Rivage de Meuse 36, 5100 Jambes, BElgium

(c)	4Forcells SPRL is incorporated under the laws of Belgium.

JPP Consulting SPRL is incorporated under the laws of Belgium. Gabriel Investments SPRL is incorporated under the laws of Belgium. Auxiliastra SPRL is incorporated under the laws of Belgium.

(d)

During the last five years, none of the Reporting Persons nor the persons listed on the attached Schedules have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons nor the persons listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On March 2, 2015, the Issuer issued an aggregate of 6,738,063shares of common stock to the Reporting Persons as consideration under a share exchange agreement as described below under Item 4. “Purpose of Transaction.”

Item 4. Purpose of Transaction

The Issuer entered into a share exchange agreement dated November 3, 2014 and addendum dated March 2, 2015 with MaSTherCell SA and Cell Therapy Holding SA (collectively the "Target") and each of the shareholders of the Target, which provides for the acquisition by the Issuer of all of the issued and outstanding shares of the Target from the shareholders of the Target in exchange for the issuance of $24,593,000 in value of shares of common stock in the capital of the Company (the “Acquisition”). Further description of this transaction is detailed in the Issuer’s current report on Form 8-K filed with the SEC on March 5, 2015.

The Reporting Persons received an aggregate amount of 6,738,063shares of common stock. The shares are subject to an escrow agreement between the Issuer, Securities Transfer Corporation and the Reporting Persons.

Depending on market conditions and other factors, the Reporting Persons may, directly or indirectly, acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, the Reporting Persons does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as previously carried out and disclosed;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The Reporting Persons beneficially own an aggregate of 6,738,063shares of common stock, or 6.85% of the Issuer, based on 98,372,289 shares of common stock outstanding as of March 5, 2015.

The shares are each registered as follows:

Name of Registered Shareholder	No. of Shares	Percentage of Ownership
4Forcells SPRL	4,441,288	4.51%
JPP Consulting SPRL	1,766,753	1.80%
Gabriel Investments SPRL	265,011	0.27%
Auxiliastra SPRL	265,011	0.27%
	6,738,063	6.85%

Mr Jean-Paul Prieels (through JPP Consulting SPRL), Mr Francois Lesage (through Gabriel Investments SPRL) and Mr Patrick Stragier (both directly and through Auxiliastra SPRL) have the power to vote or direct the vote, and to dispose or direct the disposition, of 6,738,063 shares of common stock of the Issuer. No person, other than the Reporting Persons, are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 6,738,063 shares of common stock of the Issuer.

Each of the Reporting Persons has not effected any transaction in the shares of common stock of the Issuer in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under a private agreement Gabriel Investments SPRL has an option to purchase 1,766,739 shares and Mr Patrick Stragier has an option to purchase 883,369 shares from the Université Libre de Bruxelles

The options must be exercised before November 5, 2017 and are subject to any restrictions under the share exchange agreement dated November 3, 2014 or imposed by US securities law.

The price per share shall be calculated on the basis of the total price for all shares taking into account the following formula:

Total price for all shares = 750,000 EUR * (1 + 12.5%) N

whereby N = the number of years after October 14, 2011, it being understood that in case the option is exercised before November 5, 2015 this number of years is increased by one (1).

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Theodorus and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
10.1*	Joint Filing Agreement
10.2

Share Exchange Agreement dated November 3, 2014 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on November 10, 2014)

10.3

Addendum to Share Exchange Agreement dated March 2, 2015 between Orgenesis Inc., MaSTherCell SA, Cell Therapy Holding SA (attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015)

10.4

Escrow Agreement dated February 27, 2015 with the shareholders of MasTHerCell SA and Cell Therapy Holding SA and bondholders of MaSTherCell SA and Securities Transfer Corporation (attached as an exhibit to the Issuer’s Form 8-K filed with the SEC on March 5, 2015)

*attached herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

March 27, 2015

4FORCELLS SPRL

Per:	/s/ François Lesage
Authorized Signatory

JPP CONSULTING SPRL

Per:	/s/ Jean Paul Prieels
Authorized Signatory

GABRIEL INVESTMENTS SPRL

Per:	/s/ François Lesage
Authorized Signatory

AUXILIASTRA SPRL

Per:	/s/ Patrick Stragier
Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
4FORCELLS SPRL

Name, Position and Residence	Principal Occupation or Employment[1]
Mr Jean-Paul Prieels Shareholder and director Chemin du Gros Tienne 61 1380 Lasne Belgium	Director – JPP Consulting SPRL
Mr François Lesage Shareholder and director Rue des Combattants 127 1310 La Hulpe Belgium	Chief Business Officer - ADC Group
Mr Patrick Stragier Shareholder Rivage de Meuse 36 5100 Jambes Belgium	Chief Business and Technology Officer, Masthercell SA

______________________________________________________
1 The information as to principal occupation has been furnished by the respective individuals.

SCHEDULE B
JPP CONSULTING SPRL

Name, Position and Residence	Principal Occupation or Employment[2]
Mr Jean-Paul Prieels Shareholder and director Chemin du Gros Tienne 61 1380 Lasne Belgium	Director

______________________________________________________
2 The information as to principal occupation has been furnished by the respective individual.

SCHEDULE C
GABRIEL INVESTMENTS SPRL

Name, Position and Residence	Principal Occupation or Employment[3]
Mr François Lesage Shareholder and director Rue des Combattants 127 1310 La Hulpe Belgium	Chief Business Officer - ADC Group

______________________________________________________
3 The information as to principal occupation has been furnished by the respective individual.

SCHEDULE D
AUXILIASTRA SPRL

Name, Position and Residence	Principal Occupation or Employment[4]
Mr Patrick Stragier Shareholder and director Rivage de Meuse 36 5100 Jambes Belgium	Chief Business and Technology Officer, Masthercell SA

______________________________________________________
4 The information as to principal occupation has been furnished by the respective individual.